Exhibit (a)(1)(l)

Form of Notice of Expiration of Offer and Acceptance

of Options Tendered for Amendment

To: Eligible Employees

We are pleased to announce that we have completed our tender offer (the “Offer”) to amend the exercise price of certain portions of eligible options, as outlined in the Offer to Amend Certain Options dated July 13, 2007.  As a result of the Offer, we have accepted for amendment, eligible portions of eligible options to purchase an aggregate of 360,572 shares, representing all of the options tendered for amendment by the expiration of the Offer.

As part of our acceptance of these options, we accepted and amended all eligible portions of your eligible options.  Accordingly, the adjusted exercise price per share in effect for your amended option (or options) will be the adjusted exercise price reflected in your personalized Addendum that we delivered to you in connection with the Offer.  Each amended option will continue to vest and be exercisable in accordance with its original vesting schedule, exercise period, option term and other applicable terms of the option.

We will distribute new option grant paperwork to you in the near future reflecting the new exercise price of your amended options.  When you receive this paperwork, please take the time to sign and return it to us promptly.

As indicated by the Offer to Amend referred to above, employees who accept the Offer with respect to eligible portions of their eligible options are eligible to receive a cash payment, equal to the difference between the new exercise price per share of each amended option and the original exercise price per share, multiplied by the number of unexercised shares subject to each amended option, less applicable withholding taxes.  These payments will be made on the date of distribution of the first payroll in January 2008.

 If you are eligible to receive such a payment under the terms and conditions of the Offer to Amend, we will deliver to you promptly a Promise to Make Cash Payment, which will reflect the amount of the cash payment we will make to you at that time.

We appreciate your support in connection with this Offer.  Please do not hesitate to contact Jennifer Garcia, Director of Human Resources via phone at (781) 505-7860 or via email at amendprogram@ibasis.net if you have any further questions about the Offer or the cash payments.

iBasis, Inc.

By: Jennifer Garcia, Director of Human Resources